

Mail Stop 3720   June 5, 2006

Via U.S. Mail and Fax (312) 337-0271

Linda G. Havard
Chief Financial Officer
Playboy Enterprises Inc.
680 North Lake Shore Drive
Chicago, IL 60611

      Re: Playboy Enterprises Inc.
            Form 10-K for the year ended December 31, 2005
            Filed March 16, 2006

            File No. 1-14790

Dear Ms. Harvard:

      We have reviewed your supplemental response letter dated May 2, 2006 as well as your filing and have the following comments. As noted in our comment letter dated April 18, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements
Note A Summary of Significant Accounting Policies

1. We note your response to comment 1 that the distribution agreements identified as having an indefinite useful life contain among other things automatic renewal terms and/or no specified termination dates and can be modified to include new distribution outlets. We believe that the useful life of your distribution agreements should be the period of time the carriage agreements are expected to remain in place, assuming renewals, without material modifications to the <u>original</u> terms and conditions.   Please provide us with a more detailed analysis of the pertinent factors outlined in paragraph 11 of SFAS 142 that you considered in the determination that your distribution agreements have an indefinite useful life. Your response should include a detailed discussion regarding your experience in renewing the agreements, including, at a minimum, a discussion as to whether material modifications are made to the distribution agreements, considering both changes made during each renewal process and considering the modifications made over several renewal periods, the types of changes made to original terms

and conditions of your distribution agreements, your history in changing distribution agreements, and whether you intend to change or modify your distribution agreements in the foreseeable future.

2. We have considered your response to comment 3. Tell us how you considered the guidance in paragraph 10 of SFAS 142 that requires the costs of internally developing, maintaining, or restoring intangible assets to be recognized as an expense when incurred. In addition please provide the actual cost incurred for each type of cost described in your response for each of the three years in the period ended December 31, 2005 and the interim period ended March 31, 2006.

* * * *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director